P, 6, 2/11/02

333- 7524

As filed with the Securities and Exchange Commission on February 1, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
For the month of February 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X.. Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

webmail@waymaker.se
01/31/2002 02:31 PM

To: webmail@waymaker.se
cc: (bcc: Christopher Bull/LON/Cgsh)
Subject: MTG: MTG acquires 'Vision' newspaper

MTG ACQUIRES 'VISION' NEWSPAPER

Modern Times Group MTG AB, the international media group, announced that it today acquired the 'Vision' weekly business newspaper from its founders for an undisclosed amount in cash. Vision is a well known Swedish newspaper and online news site, which will complement MTG's other financial publishing activities, including the financial daily, Finanstidningen, the monthly popular business magazine Kapital, and the financial news channel TV8.

Hans-Holger Albrecht, President and CEO of MTG, commented: "Vision has an entrepreneurial team and an editorial focus on the media, telecommunications and technology sectors. The company is a strong strategic fit with our publishing division, which is focused on providing news and comment on business and finance."

The newspaper was founded by Peppe Engberg, Pontus Forsström and Bengt Uggla, and attracts 20,000 readers each week.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has seven business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries), Radio (seven networks in five countries), New Media (the Everyday interactive TV portal, Internet portal, Mobile portal, and teletext services), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: [signature]
Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: February 1, 2002